Pennsylvania Avenue Event-Driven Fund
A Series Of The Pennsylvania Avenue Funds

Semi-Annual Report

June 30, 2004

The Pennsylvania Avenue Funds
P.O. Box 9543
Washington, DC 20016
1 (888) 642 6393
www.PennAveFunds.com

The Pennsylvania Avenue Funds

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P.O. Box 9543  t  Washington, D.C. 20016  t  U.S.A.

August 27, 2004

Dear Shareholder,

            The Pennsylvania Avenue Funds had a successful first half of 2004. I am pleased to report that the Pennsylvania Avenue Event-Driven Fund has returned 10.51% from December 31st, 2003 through June 30th, 2004.

            The chart below shows the allocation of our assets on June 30 by investment strategy. The allocation to these strategies varies and is driven by factors such as the availability of securities, relative attractiveness of investment opportunities and general economic and financial conditions. Funds investing in event-driven strategies will typically have a larger percentage of their assets in short-term investments and cash than buy-and-hold funds, because upon the conclusion of a transaction, cash is returned to the Fund. The timing is largely outside the control of the Fund's manager, and there may not be immediate alternatives in which to invest. As a result, I expect us to carry a larger average balance in cash and short-term investments than other mutual funds. Due to the Fund's small size, it did not engage in any capital structure arbitrage. As merger arbitrage continues to be the focus of our investments, I will concentrate on several significant events that affected this strategy during the first six months of the year.

            The year began with much optimism and hope for an increase in the volume of mergers, soon reinforced when Cingular initiated a bidding war for AT&T Wireless with a $11/share bid. Eventually, AT&T Wireless agreed to a sale for $15/share. It appears that many market participants got carried away by this experience, and their optimism turned into euphoria - or “irrational exuberance”, if you prefer that term. For several months, any announcement of a  merger immediately drove the price of the merger target above the buyer's bidding price. The most notorious example is Comcast's bid for Disney: Disney's shares traded approximately 20% over the value of Comcast's bid. A lofty valuation, even for a hostile bid with potential upside, considering that in order for an investor just to break even on that arbitrage, Comcast would have had to increase the value of its bid by well over $12bn.

            The Fund was somewhat insulated from the upheaval in the large-cap merger mania because we continued to concentrate on smaller firms and cash deals. As I mentioned in the last annual report, I believe that this market segment provides attractive returns with limited risks, and most importantly, little competition from large arbitrage players. These transactions are often leveraged buy-outs financed with significant debt, where management or other investors take a company private. As many funds that specialize in financing or sponsoring such transactions have seen significant inflows of funds, I anticipate that we will continue to find opportunities in this area for the rest of the year.

            However, there are other risks in going-private transactions, which are even more acute than in larger transactions. In particular, when taking a company private, some board members stand to make significant personal gains after the company has become private. This can lead to a conflicts of interest in that a board may ignore its responsibility to shareholders. As an arbitrage investor, we are already assuming normal deal risk and hence have no tolerance for additional risks stemming from conflicts of interest. Therefore, we have been aggressive in handling two investments where we suspect that such conflicts impacted the Fund.

            United States Exploration, an investment we purchased in January, announced in February that they were restating earnings upward - this in itself is quite unusual, as earnings restatements are usually downward revisions. Due to its higher profitability, the firm should have a higher value, and the board should have sought to revise the purchase price. However, the price remained unchanged, and we filed a lawsuit in Colorado seeking to enjoin the merger. Unfortunately, we were unable to block the transaction and withdrew. The Fund was represented by Milberg Weiss Bershad Hynes & Lerach on a contingency fee basis, so that no costs were incurred by the Fund.

            A different scenario led us to take legal action against OneSource Information Systems, which had negotiated a buyout with a private-equity group in fall and adopted a shareholder rights plan at the same time, which made the acquisition of OneSource by any other buyer prohibitively expensive. In March, OneSource announced that the buyout price would be cut from $9.50 to $8.40 per share. We filed a legal action against the firm because we believed that due to the costs imposed by the shareholder rights plan, other potential buyers may not be able to submit competitive bids. Following our action, the board sought and found another buyer who acquired OneSource for $8.85 per share. The Fund was represented by Finkelstein, Thompson & Loughran on a contingency fee basis, so that no costs were incurred by the Fund.

            Lawsuits are disputed hotly by those who seek to impose limitations on investors' ability to sue companies. Although some legal actions brought against deep pocketed companies may well be abusive, I do believe that in many situations small investors have no other option than to seek recourse through the legal system. The alternative would be to stage a proxy fight, but this is beyond the budget of the Fund and would be a futile undertaking in scenarios where a majority shareholder buys out minority investors. Therefore, the Fund's selective use of lawsuits for flagrant breaches of fiduciary duties is in the best interest of our shareholders. Of course, I hope that we will not face such situations in the future.

Yours sincerely,

Thomas Kirchner, CFA

President & Portfolio Manager

Please remember that the information contained in this letter is intended for shareholders or potential shareholders of the Pennsylvania Avenue Funds. Opinions expressed by the Portfolio Manager should not be construed as statements of facts, and do not necessarily reflect the opinion of all trustees and officers. Nothing herein constitutes investment advice. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than the original cost.

PENNSYLVANIA AVENUE EVENT-DRIVEN FUND,

A SERIES OF THE PENNSYLVANIA AVENUE FUNDS

Statement of Assets and Liabilities

June 30, 2004 (unaudited)

Assets
Investments in securities, at value
` Acquisition cost - $167,773
At value (note 1)	$ 173,889
Short-term Investments	10,411
Receivable Interest	11
Prepaid Expenses	602
Receivable from Advisor	1,526
Total Assets	$ 186,439

Liabilities

Accrued Expenses	1,572
Total Liabilities	1,572

Net assets	$ 184,867

Net assets consist of
Paid in capital	$ 167,548
Net unrealized appreciation of investments	6,116
Accumulated net realized gains on investments	11,623
Accumulated net investment loss	(420)

Net assets	$ 184,867

Shares outstanding	15,870

Net Asset Value	$ 11.65

See accompanying notes to the financial statements

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A SERIES OF THE PENNSYLVANIA AVENUE FUNDS

Statement of Operations

For the Six Months Ended June 30, 2004 (unaudited)

Investment Income
Dividends	$ 147
Interest	220
Total income	367

Expenses
Custody fees	3,041
Insurance	752
Management fee	711
Printing	447
Trustee fees	198
Filing and registration fees	800
Bank Charges	20
Miscellaneous expenses	146
Total Expenses	6,115
Less expense reimbursement, payments and waivers from Advisor	(5,328)
Net expenses	787

Net investment income	(420)

Realized and unrealized gains on investments

Net realized gains on investments	11,615
Net change in unrealized appreciation on investments	738

Net realized and unrealized gains on Investments	12,353

Net increase in assets from operations	$ 11,933

See accompanying notes to the financial statements.

PENNSYLVANIA AVENUE EVENT-DRIVEN FUND,

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Statement of Changes in Net Assets

From Operations	Six Months Ended June 30, 2004 (Unaudited)	Period Ended December 31, 2003 *
Net investment gain	$ (420)	$ 24
Net realized capital gains	11,615	2,037
Net change in unrealized appreciation on Investments	738	1,960

Net Increase In Net Assets Resulting From Operations	11,933	4,021

From Capital Share Transactions
Proceeds from shares issued in reinvestment of dividends	65,500	2,047
Payments for shares redeemed	-	-
Net Increase In Net Assets From Capital Share Transactions	65,500	2,047

Distributions To Shareholders	-	(3,530)

Total Increase In Net Assets	77,433	2,538

Net Assets
Beginning of Period	107,434	104,896
End of Period	$ 184,867	$ 107,435

Capital Share Activity
Sold	5,676	-
Reinvested dividend	-	194
Redeemed	-	-
Net Change In Shares Outstanding	5,676	194
Shares Outstanding At Beginning of Period	10,194	10,000
Shares Outstanding At End of Period	15,870	10,194

* For the period from November 21, 2003 (effective registration date) to December 31, 2003.

See accompanying notes to the financial statements.

PENNSYLVANIA AVENUE EVENT-DRIVEN FUND,

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Financial Highlights

For a share of beneficial interest outstanding throughout the period

Per Share Data	Six Months Ended June 30, 2004 (Unaudited)	Period Ended December 31, 2003 *
Net Asset Value At Beginning of Period	$ 10.54	$ 10.49

Income from Investment Operations
Net Investment Income	(0.03)	-
Net realized and Unrealized Gains on Investments	1.14	0.40
Total Income From Investment Operations	$ 1.11	$ 0.40

Less Distributions	-	$ (0.35)

Total Net Asset Value At End of Period	$ 11.65	$ 10.54

Total Return (not annualized)	10.51%	3.84%

Ratios and Supplemental Data:
Net assets at end of Period	$ 184,867	$ 107,434
Expense ratio, after reimbursement (annualized)	1.50%	1.50%
Expense ratio, before reimbursement (annualized)	4.93%	7.55%
Ratio of net investment gain (loss) to average net assets	(0.28%)	0.21%
Portfolio turnover rate (annualized)	123%	31.51%

* For the period from November 21, 2003 (effective registration date) to December 31, 2003.

See accompanying notes to the financial statements.

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Schedule of Investments

June 30, 2004 (unaudited)

Common Stocks - 77.69%
Shares	Name	Value
Capital Goods - 2.69%
300	Layne Christensen Co	$ 4,965
	Total Capital Goods	4,965

Consumer Cyclical - 2.53%
350	Safety Components International Inc	4,673
	Total Consumer Cyclical	4,673

Consumer Non-Cyclical - 5.92%
600	Dixon Ticonderoga Co	2,370
4,500	Home Products International Inc	6,390
200	Parlux Fragrances Inc	2,190
	Total Consumer Non-Cyclical	10,950

Communication Services - 10.08%
750	AT&T Wireless Services Inc	10,740
117	MCI Inc	1,688
800	New Skies Satellites NV	6,200
	Total Communication Services	18,628

Technology - 7.29%
3,000	Electronic Systems Technology Inc	2,490
6,200	Kontron Mobile Computing Inc	3,348
250	Monolithic System Technology Inc	1,883
500	Midway Games Inc	5,760
	Total Technology	13,481

Information Technology - 1.77%
1,100	Information Resources Contingent Pymt Rts	3,267
700	Sciquest Inc	4,340
400	The Titan Corp	5,192
	Total Information Technology	12,799

Healthcare - 6.26%
800	Medsource Technologies Inc	5,680
400	US Oncology Inc	5,888
	Total Healthcare	11,568

See accompanying notes to the financial statements.

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Schedule of Investments (continued)

June 30, 2004 (unaudited)

Financial 2.54%
Shares	Name	Value
300	Gold Banc Corporation Inc	$ 4,650
150	The Mony Group Inc	4,695
	Total Financial	9,345

Services - 17.16%
2,000	Alternative Resources Corp	1,330
350	Duane Reade, Inc	5,716
1,500	Earl Scheib Inc	4,695
400	Hollywood Entertainment Corp	5,344
900	OneSource Info SVC	7,965
4,000	PDS Gaming Corporation	8,000
8,900	TBA Entertainment Corp	5,963
	Total Services	39,013

Media - 3.78%
1,100	Integrity Media Inc	6,985
	Total Media	6,985

Utilities - 2.69%
200	Unisource Energy Corp (Holding Co)	4,970
	Total Utilities	4,970

Transportation - 3.38%
900	Boyd Brothers Transportation Inc	6,256
	Total Transportation	6,256

Energy - 0.00%
200	Petrocorp Inc ESCROW	-
	Total Energy	-

	Total Common Stocks (Cost $136,096)	$ 143,632

Preferred Stock - 0.52%
Shares	Name	Value
600	American Coin Merchandising Inc	$5,952
	Total Preferred Stocks (Cost $5,971)	$5,952

See accompanying notes to the financial statements.

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Schedule of Investments (continued)

June 30, 2004 (unaudited)

Bonds - 0.52%
Princ. Amt.	Name	Value
35,000	Federal Mogul NT (Dflt) 8.80% 4-15-07	$9,450
1,000	MCI INC NOTE 5.908% DUE 5107	968
1,000	MCI INC NOTE 6.688% DUE 5109	925
1,000	MCI INC NOTE 7.735% DUE 5114	895
20,000	Mirant Corp BD (Dflt) 2.5% 6-15-21	10,850
3,928	UAL EETC Ser. 00-2 7.811% 12/2011	1,218
	Total Bonds (Cost $25,801)	24,305

Short-Term Investments - 5.63%
Shares	Name	Value
10,411	Treasury Obligations Fund ISS	10,411
	Total Short Term Investments (Cost $10,411)	10,411

Total Investments - 99.68%		184,300

Other Assets and Liabilities: .32%		567

Net Assets - 100.00%		$184,867

See accompanying notes to the financial statements.

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Notes to Financial Statement

June 30, 2004 (unaudited)

1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

          Organization:  Pennsylvania Avenue Event-Driven Fund, a Series of The Pennsylvania Avenue Funds (the “Fund”) is a non-diversified regulated investment company and was organized as a Delaware business trust on September 19, 2002.  The Pennsylvania Avenue Funds (“The Trust”) is permitted to offer separate portfolios and different classes of shares. The Trust currently offers two classes of shares. The Trust is authorized to issue an unlimited number of shares of beneficial interest.  The Fund’s investment objective is to seek capital growth by engaging in investment strategies related to corporate events, such as mergers, reorganizations, bankruptcies or proxy fights. It intends to invest in securities of companies of any size and uses derivatives both as a substitute for investing in underlying securities, as well as for hedging purposes. The investment strategies employed by the Fund contain a higher degree of risk than a balanced investment program and this may not be appropriate for investors who are risk averse.

          Security Valuations:  Equity securities are valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Adviser believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange or on the NASDAQ over the counter market are generally valued by the pricing service at its last bid price except for short positions, for which the last quoted price is used. When market quotations are not readily available, when the Adviser determines that the market quotation or the price provided by the service does not accurately reflect the current market value, or when restricted or illiquid securities are being valued, such securities are valued as determined in good faith by the Board of Trustees. The Board has adopted guidelines for the good faith pricing, and has delegated the Adviser the responsibility for determining fair value prices, subject to review by the Board of Trustees.

          Fixed income securities generally are valued by using market quotations, but may be valued on the basis of prices furnished by a pricing service when the Adviser believes such prices accurately reflect the fair market value of such securities. A pricing service utilized electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Adviser decides that a price provided by the pricing service does not accurately reflect the fair market value of the securities, when the prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Adviser, subject to review of the Board of Trustees. Short-term investments in fixed income securities with maturities of less than 60 days when aquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation, which the Board has determined will represent fair value.

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Notes to Financial Statement (continued)

June 30, 2004 (unaudited)

1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

          Short Sales: The Fund may sell a security it does not own in anticipation of a decline in fair value of that security. When the Fund sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Fund sold the security short, or loss, unlimited in size, will be recognized upon the termination of a short sale.

          Federal Income Taxes: The Fund’s policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders.  Therefore, no federal income tax provision is required.

Distribution to Shareholders:  The Fund also intends to distribute in the future substantially all of its net realized capital gains and net investment income, if any, at year-end.

Other:  The Fund follows industry practice and records security transactions on the trade date.  The specific identification method is used for determining gains or losses for financial statements and income tax purposes.  Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the        date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

2. INVESTMENT ADVISORY AND TRANSFER AGENT AGREEMENT

          The Fund has an agreement with Pennsylvania Avenue Advisers LLC (“the Advisor”), with whom certain officers and trustees of the Fund are affiliated, to furnish investment advisory services to the Fund.  The Advisor will also serve as transfer agent to the Fund.  Under the terms of the advisory agreement, the Fund will pay the Advisor a monthly fee based on the Fund’s average daily net assets at the annual rate of 1.00% of the Fund’s first $10,000,000 of net assets and 0.90% of the net assets exceeding $10,000,000. A total fee of $711 accrued to the Advisor during the six months ended June 30, 2004. The Advisor waived its fee.

          Under the terms of the agreement if the aggregate expenses of the Fund are equal to or greater than 1.50% and 1.75% of the Fund’s net assets for the Investor Class and the Adviser Class, respectively, the Adviser will reimburse the Fund for these expenses. In addition to waving its fee of $711, the Advisor reimbursed the Fund $1,500 for the six months ended June 30, 2004, paid expenses on behalf of the fund of $1,591, and will reimburse the Fund for an additional $1,526 due as of June 30, 2004 for those aforementioned expenses.

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Notes to Financial Statement (continued)

June 30, 2004 (unaudited)

2. INVESTMENT ADVISORY AND TRANSFER AGENT AGREEMENT (continued)

          The Advisor also receives compensation of a monthly fee based on the Fund’s average daily net assets at the annual rate of 0.10% of the Fund’s assets exceeding $5,000,000 for its services as transfer agent for the Fund. No payments were made or accrued under the transfer agent agreement. The Advisor does not receive compensation for its service as the Fund’s administrator.

3. INVESTMENTS

  For the period from December 31, 2003 to June 30, 2004, purchases and sales, including proceeds from mergers and tender offers, of investment securities other than short-term investments aggregated $161,959 and $90,659, respectively. On June 30, 2004, the gross unrealized appreciation of all securities totaled $14,859, and the gross unrealized depreciation of all securities totaled $8,743, for a net unrealized appreciation of $6,116. The aggregate cost of securities for federal income tax purposes at December 31, 2003 was $167,773.

4. FEDERAL INCOME TAXES

  Income and long-term capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from accounting principles generally accepted in the United States.

As of June 30, 2004, the components of distributable earnings on a tax basis were as follows:

                        Undistributed ordinary income                            $11,623

                        Undistributed long-term capital gain                    $       -

                        Unrealized appreciation                                     $ 6,116

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Board of Trustees and Officers (Unaudited)

The business and affairs of the Fund are managed under the direction of the Fund's Board of Trustees.  Information pertaining to the Trustees of the Fund is set forth below.  The SAI includes additional information about the Fund's Trustees, and is available without charge, by calling 1-888-642-6393.  Each Trustee may be contacted by writing to the trustee c/o Pennsylvania Avenue Funds, P.O. Box 9543, Washington, DC 20016.

Name and Address	Position	Since	Principal Occupation During The Past Five Years	Other Directorships Held By Trustee
Thomas Kirchner, CFA* 4201 Massachusetts Avenue NW Washington, DC 20016 Age: 35	President	2002	Financial Engineer, Fannie Mae (1999 - 2004); Bond Trader and Financial Engineer, Banque Nationale de Paris S.A.(1996-1999).	INverso Corp. FalconTarget Inc.
Richard Holly 3601 Connecticut Avenue NW Washington, DC 20008 Age: 38	Trustee	2003	Senior Financial Analyst, Lafarge North America (since 2003); Consultant, Accountemps (2002 - 2003); Senior Financial Analyst, Engelhard-Clal (1998-2002).	None
Gale Witoonchatree 4977 Battery Lane Bethesda, MD 20814 Age: 31	Trustee	2002	Financial Engineer, Fannie Mae (2000-2004); GSUSE LLC, Analyst (1998-2000);	None

* Thomas Kirchner, as an affiliated person of Pennsylvania Avenue Advisers LLC, the Fund's investment adviser, is an "interested person" of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available upon request by calling toll-free 1-888-642-6393, on the Fund's website at www.PennAveFunds.com, or on the Securities and Exchange Commission's website at www.SEC.gov.

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